Exhibit 99.1

Enlivex: Israeli Ministry of Health Authorizes Initiation of Phase IIb Clinical Trial Evaluating Safety and Efficacy of Allocetra in Sepsis Patients

Nes Ziona, Israel, November 3, 2020 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage immunotherapy company, today reported that the Israeli Ministry of Health authorized the initiation of a proposed Company-sponsored Phase IIb clinical trial evaluating Allocetra™, in sepsis patients.

The planned Company-sponsored Phase IIb clinical trial is a multi-center, randomized, placebo-controlled study, which is expected to recruit up to 160 sepsis patients in four cohorts, and is designed to assess Allocetra™ treatment in combination with standard of care treatment. The trial plans to evaluate safety, tolerability, and efficacy parameters of different doses of Allocetra™, and has two co-primary endpoints: (i) change from baseline in Sequential Organ Failure Assessment (SOFA) score over a period of 28 days, and (ii) number and severity of adverse events and serious adverse events. Secondary endpoints include (i) number of ventilator-free days, (ii) number of vasopressor-free days, (iii) number of days without renal replacement therapy (dialysis), and (iv) length of stay in Intensive Care Unit or Intermediate Care Unit and in hospital.

On March 18, 2020, the Company announced the final safety and efficacy data from the Company’s completed Phase Ib trial in patients with sepsis. The final analysis compared the clinical data of 10 patients admitted to the intensive care unit with sepsis who were administered Allocetra™ upon their admission, with 37 patients who were matched controls (matched by age, gender, SOFA score, and infection source) who received only the standard of care treatment at the same hospital during 2014-2019. The clinical trial was conducted at Hadassah Medical Center, which is one of the largest and most prestigious hospitals in Israel. The Acute Physiology and Chronic Health Evaluation (APACHEII) score of the Allocetra™-treated group was 12.3, and the corresponding probability of mortality of at least one patient in that group was predicted at 85% based on the hospital’s ICU staff’s clinical assessment of each patient’s overall condition at admission. However, none (0%) of the Allocetra™-treated patients died during the 28-day study period, as compared to 27% 28-day mortality in the matched controls group. Each of the 10 Allocetra™-treated patients had between 2 to 5 dysfunctional organ systems upon admission to the ICU. All (100%) of the Allocetra™-treated patients had rapid and complete recovery from their septic conditions and of any organ dysfunction that was present upon admission to the ICU. Despite the similarity of organ-failure state (SOFA) at entry between the Allocetra™-treated patients and the matched control group (average of 3.4 versus 3.47), not a single patient treated with Allocetra™ had any increase in organ-failure state post administration of Allocetra™, while the majority of the patients in the matched control group had an increase in organ-failure state. The average worsening in organ-failure state of patients in the matched control group was approximately 100% compared with their ICU hospitalization state vs zero (0%) percent worsening in organ-failure state of Allocetra™-treated patients post administration of Allocetra™ (p< <0.0001). The ICU length-of-stay for all Allocetra™-treated patients was significantly shorter than that of those patients who received only the standard of care, with an average of 4 days compared to 11.11 days in the matched controls group, a 64% reduction (p<0.0001). The slowest ICU discharge of a patient treated with Allocetra™ was after 8 days, while approximately 50% of the matched control group were still at the ICU after 28 days. Allocetra™ was shown to be safe and tolerable, with no serious unexpected severe adverse reactions and no serious adverse events.

Allocetra™ is also being developed for treatment of COVID-19 patients in severe and critical condition. The Company reported on October 21, 2020 that the first two patients have been dosed in an investigator-initiated Phase II clinical trial evaluating Allocetra™ in severe and critical COVID-19 patients. The COVID-19 study was designed as a multi-center, investigator-initiated, Phase II clinical trial. The trial is expected to recruit up to twenty- four COVID-19 patients in severe or critical condition and is designed to assess Allocetra™ in combination with standard of care treatment. The trial plans to evaluate safety, tolerability, cytokine profile and efficacy parameters. Each patient in the clinical trial will be observed for 28 days following administration of Allocetra™. The Phase II COVID-19 study follows recently reported positive top-line results from a Phase Ib investigator-initiated clinical trial of Allocetra™ in COVID-19 patients in severe and critical condition. The Phase Ib COVID-19 study took place in Hadassah Hospital, one of the largest hospitals in Israel, and included five COVID-19 patients, three in severe condition and two in critical condition. All five patients completely recovered from their respective severe/critical condition and were released from the hospital after an average of 5 days (severe) and 9 days (critical), following administration of Allocetra™, at which time they were all COVID-19 PCR negative. There were no reported severe adverse events relating to the administration of Allocetra™ in the patients, and the therapy was well-tolerated.

Oren Hershkovitz, Ph.D., CEO of Enlivex, and Prof. Dror Mevorach, Chief Medical Officer of Enlivex, stated in a joint comment: “We would like to thank the Israeli Ministry of Health for reviewing and authorizing a Phase IIb clinical trial of AllocetraTM in patients with sepsis, following its review of the Phase Ib summary report and complete clinical trial application. We look forward to the initiation of the study.”

ABOUT ENLIVEX
Enlivex is a clinical stage immunotherapy company, developing an allogeneic drug pipeline for immune system rebalancing. Immune system rebalancing is critical for the treatment of life-threatening immune and inflammatory conditions which involve hyper-expression of cytokines (Cytokine Release Syndrome) and for which there are no approved treatments (unmet medical needs) such as sepsis and COVID-19, as well as enhancement of immune activity against solid tumors in combination with CAR-T or immune checkpoint therapies.  For more information, visit http://www.enlivex.com.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT
Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT
Eric Ribner
LifeSci Advisors
eric@lifesciadvisors.com